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                               September 9, 2021

       Stephen Fitzpatrick
       Chief Executive Officer
       Vertical Aerospace Ltd.
       140-142 Kensington Church Street
       London X0 W8 4BN
       United Kingdom

                                                        Re: Vertical Aerospace
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed August 24,
2021
                                                            File No. 333-257785

       Dear Mr. Fitzpatrick:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 4, 2021 letter.

       Amendment No. 1 to Registration Statement on Form F-4 filed on August 24, 2021

       Cover Page

   1. We note your response to prior comment 1. Please revise the disclosure in the seventh paragraph of the cover
page to clarify that the business combination vote may be
                                                        influenced by the
Sponsor, directors, executive officers, advisors or any of their affiliates purchasing shares in
privately negotiated transactions.
 Stephen Fitzpatrick
FirstName  LastNameStephen  Fitzpatrick
Vertical Aerospace  Ltd.
Comapany 9,
September  NameVertical
              2021       Aerospace Ltd.
September
Page 2     9, 2021 Page 2
FirstName LastName
What interests do Broadstone's current officers and directors have in the Proposed Transactions?, page 17

2. We note your response to prior comment 8. Please revise the disclosure on page 18 and elsewhere as appropriate to quantify the aggregate dollar amount of what the sponsor and its affiliates have at risk that depends on completion of a business combination. For example, please state the price paid for the founder shares, the per share amount in the
         PIPE financing compared to the most recent trading price of the shares, the amount of out-
         of-pocket expenses incurred, the terms of the Marcus Waley-Cohen options, and the current value of the private placement warrants identified in the eighth bullet.
Summary Financial Information of Broadstone, page 47

3. Please revise the temporary and shareholders' equity sections of your condensed balance sheet to update the number of shares subject to possible redemption and the date.
Risk Factors
The Pubco Warrant Agreement will designate..., page 84

4. We note your revisions in response to comment 46. Please add the disclosure in the second paragraph of this section to the warrant agreement. Unaudited Pro Forma Combined Financial Information, page 162

5. Please update the pro forma financial statements to reflect Broadstone's historical financial statements at, and for the interim period ended, June 30, 2021. Refer to Rule
         11.02(c)(1) and (c)(2)(i) of Regulation S-X.
Notes to the Unaudited Pro Forma Combined Financial Statements
Note 3 - Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustment (E), page 171

6. We note your response to prior comment 30 and the revision to your registration statement. Based upon the respective values of the private and public warrants, it is unclear to us how you determined the amount of the adjustments to the share premium and accumulated loss accounts. Please revise your pro forma balance sheet or tell us how your adjustments are appropriate.
Broadstone's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 189

7. Please revise your disclosure to discuss the operating results for the interim period ended
         June 30, 2020. Refer to Item 5 of Form 20-F.
 Stephen Fitzpatrick
FirstName  LastNameStephen  Fitzpatrick
Vertical Aerospace  Ltd.
Comapany 9,
September  NameVertical
              2021       Aerospace Ltd.
September
Page 3     9, 2021 Page 3
FirstName LastName
Vertical's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Critical Accounting Policies and Significant Judgments and Estimates, page 224

8. We refer to your response to prior comment number 40 and the revision to your share based payment disclosure on page F-24. To the extent you utilize internal valuations, as noted in your disclosure on page F-24, please disclose the key assumptions critical to your determination of the fair value of the ordinary shares. Additionally, please discuss changes in the estimated fair value of Vertical during the periods presented. Please also address any material differences between the valuations used to determine the fair value of recently granted share options relative to the implied fair value of the current merger transaction.
Audited Consolidated Financial Statements of Vertical Aerospace Group Ltd.
24 Financial risk management and impairment of financial asssets
Credit risk and impairment, page F-40

9. We note your response to prior comment number 41 and the revisions to your registration statement. Please revise the first sentence of third paragraph to conform to your revised disclosure on page 225.
27 Non adjusting events after the reporting period, page F-43

10. Please tell us the facts and circumstances regarding your issuance of 5,804 Z ordinary shares to American Airlines and your accounting treatment of the transaction.
Unaudited Financial Statements of Broadstone Acquisition Corp.
Unaudited Condensed Statement of Operations, page F-45

11. Please revise your registration statement to include a statement of operations for the comparable interim period of the preceding year. This comment also applies to your statement of changes in shareholders' equity and statement of cash flows.
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Robbie McLaren, Esq.